Filed pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Filing Person: Corporate Property Associates 15 Incorporated

Subject Company: Corporate Property Associates 15 Incorporated

Commission File Number : 000-50249

March 2012

Dear CPA®:15 Stockholder,

Your recent request to redeem shares of CPA®:15 is approved. Before redemptions are processed, we would like to provide you with an update regarding CPA®:15.

On February 21, 2012, the Boards of Directors of CPA®:15 and W. P. Carey & Co. LLC (“W. P. Carey”) announced that the two companies have entered into a definitive agreement under which W. P. Carey will acquire CPA®:15 and convert into a real estate investment trust. W. P. Carey, as you know, has been the advisor to CPA®:15 since inception and has invested and managed its assets successfully through a variety of economic conditions. We are pleased to be presenting a transaction that we believe will be beneficial to CPA®:15 stockholders by providing them with shares in a publicly-traded company.

In the merger, CPA®:15 stockholders will receive $1.25 in cash and 0.2326 shares of W. P. Carey common stock for each CPA®:15 share. W. P. Carey is a publicly-traded company and is listed on the New York Stock Exchange (NYSE: WPC). As of the close of trading on February 17, 2012, the price of each W. P. Carey share was $45.07. The resulting total consideration based on that stock price would be $11.73 per share of CPA®:15, a 13% premium to CPA®:15’s estimated per share net asset value of $10.40 as of September 30, 2011. However, the ultimate merger consideration may be higher or lower as of the closing due to changes in W. P. Carey’s stock price.

The merger is subject to various closing conditions, including stockholder approvals, and cannot be assured. We currently expect that the closing will occur by the third quarter of 2012, although there can be no assurance of such timing. Investors seeking additional information should read the Form 8-K and Investor Presentation filed with the Securities and Exchange Commission on February 21, 2012, which can be found at www.cpa15.com or www.sec.gov.

We wanted to inform you about this proposed transaction before we processed your current redemption request. If you would like to withdraw your redemption request, please complete the attached form and return to us by mail or fax no later than March 27, 2012. If you would still like to redeem your shares, no further action needs to be taken.

Please call our Investor Relations Department at 1-800-WP CAREY with any questions that you may have.

With best regards,

William A. Martin
Operations Manager

Cautionary Statement Concerning Forward-Looking Statements:

On February 17, 2012, Corporate Property Associates 15 Incorporated (“CPA®:15”) filed a Form 8-K announcing that it had entered into an Agreement and Plan of Merger (the “Merger Agreement”) with W. P. Carey & Co. LLC (“W. P. Carey”), a Delaware limited liability company, W. P. Carey REIT, Inc., a newly formed Maryland corporation and wholly-owned subsidiary of W. P. Carey (“NewCo REIT”), CPA 15 Merger Sub Inc., an indirect subsidiary of NewCo REIT (“CPA®:15 Merger Sub”), CPA 15 Holdco, Inc., a Maryland corporation and wholly-owned subsidiary of CPA®:15 (“CPA 15 Holdco”), and, for the limited purposes set forth therein, Carey Asset Management Corp. and W. P. Carey & Co. B.V., each a subsidiary of W. P. Carey. W. P. Carey and its affiliates serve as external advisor to CPA®:15. Upon the terms and subject to the conditions set forth in the Merger Agreement, CPA 15 Holdco will merge with and into CPA®:15 Merger Sub, with CPA®:15 Merger Sub surviving the merger as an indirect subsidiary of NewCo REIT and CPA®:15 being a direct subsidiary of CPA®:15 Merger Sub (the “Merger”).

Certain of the matters discussed in this communication constitute forward-looking statements within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended by the Private Securities Litigation Reform Act of 1995. The forward-looking statements include, among other things, statements regarding the intent, belief or expectations of CPA®:15 and can be identified by the use of words such as “may,” “will,” “should,” “would,” “assume,” “outlook,” “seek,” “plan,” “believe,” “expect,” “anticipate,” “intend,” “estimate,” “forecast,” and other comparable terms. These forward-looking statements include, but are not limited to, statements regarding the benefits of the Merger and the other transactions contemplated in the Merger Agreement, integration plans and expected synergies, anticipated future financial and operating performance and results, including estimates of growth, and the expected timing of completion of the proposed Merger. These statements are based on the current expectations of the management of CPA®:15 and W. P. Carey. It is important to note that CPA®:15’s actual results could be materially different from those projected in such forward-looking statements. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results, performance or achievements of the combined company. Discussions of some of these other important factors and assumptions are contained in CPA®:15’s and W. P. Carey’s filings with the Securities and Exchange Commission (the “SEC”) and are available at the SEC’s website at http://www.sec.gov. These risks, as well as other risks associated with the proposed Merger, will be more fully discussed in the joint proxy statement/prospectus that will be included in the registration statement on Form S-4 that W. P. Carey will file with the SEC in connection with the proposed Merger and the other transactions contemplated in the Merger Agreement. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this communication may or may not occur. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this communication. Except as required under the federal securities laws and the rules and regulations of the SEC, CPA®:15 does not undertake any obligation to release publicly any revisions to the forward-looking statements to reflect events or circumstances after the date of this communication or to reflect the occurrence of unanticipated events.

Additional Information and Where to Find It:

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. W. P. Carey intends to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement/prospectus and other relevant documents to be mailed by CPA®:15 and W. P. Carey to their respective security holders in connection with the proposed Merger and the other transactions contemplated in the Merger Agreement. WE URGE INVESTORS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CPA®:15, W. P. CAREY AND THE PROPOSED MERGER AND THE OTHER TRANSACTIONS CONTEMPLATED IN THE MERGER AGREEMENT. INVESTORS ARE URGED TO READ THESE DOCUMENTS CAREFULLY AND IN THEIR ENTIRETY. Investors will be able to obtain these materials (when they become available) and other documents filed with the SEC free of charge at the SEC’s website (http://www.sec.gov). In addition, these materials (when they become available) will also be available free of charge by accessing CPA®:15’s website (http:www.cpa15.com) or by accessing W. P. Carey’s website (http://www.wpcarey.com). Investors may also read and copy any reports, statements and other information filed by W. P. Carey or CPA®:15, with the SEC, at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC’s website for further information on its public reference room.

Participants in the Proxy Solicitation:

Information regarding W. P. Carey’s directors and executive officers is available in its proxy statement filed with the SEC by W. P. Carey on April 29, 2011 in connection with its 2011 annual meeting of stockholders, and information regarding CPA®:15’s directors and executive officers is available in its annual report on Form 10-K filed with the SEC by CPA®:15 on March 5, 2012. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Return form to:

W. P. Carey & Co. LLC, Attn: William Martin, 50 Rockefeller Plaza, New York, NY 10020

Fax: 212-492-8922, Attn: William Martin

Investor number: <Investor #>
Name of Investor(s): <Investor Name>
Telephone Number:

I/We would like to withdraw the redemption request previously submitted.

Investor Signature:	Joint Investor Signature: